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                 SAPIENS MAINTAINS LISTING OF ITS COMMON SHARES

       -- NASDAQ CONFIRMS COMPLIANCE WITH MINIMUM BID PRICE REQUIREMENT --

Research Triangle Park, N.C., July 3, 2003 - Sapiens International Corporation (NASDAQ and TASE: SPNSD), today announced that it received notice from The Nasdaq Stock Market, Inc. ("Nasdaq") that it had met all the conditions required by the Nasdaq Listing Qualifications Panel (the "Panel") and that its common stock would continue to be listed on The Nasdaq National Market (the "National Market").

On June 16, 2003, the Company implemented a reverse stock split as previously approved by the Panel on March 25, 2003. As of the close of business on June 27, the Company demonstrated compliance with the Panel's requirement of a closing bid price of at least $1.00 for ten consecutive trading days following the reverse stock split. As a result, on June 30 the Panel notified the Company that it had determined to continue the listing of the Company's Common Shares on the National Market and that it had closed its file on the matter.

"I am delighted to be able to announce that the Reverse Stock Split approved by the shareholders achieved its initial purpose of maintaining the listing for our stock," said Itzick Sharir, the Company's President and CEO. "We hope that the new capital structure will increase the visibility and coverage of our Common Shares, thus resulting in continued benefits for our shareholders and Sapiens as well."

As required by Nasdaq procedures, Sapiens' Common Shares will continue to trade with the temporary symbol "SPNSD" through July 14, 2003. After that date (20 trading days from the effective date of the Reverse Stock Split), the "D" will be removed from the symbol.


ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ and TASE: SPNSD) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper and Panasonic UK, among others. For more information, please visit www.sapiens.com.

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July 3, 2003 Nasdaq Compliance
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FOR ADDITIONAL INFORMATION
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Yuval Hadari                           Itzick Sharir
Chief Financial Officer                Chief Executive Officer
Sapiens International                  Sapiens International
Tel: +1-877-554-2426                   Tel: +44-1895-464 265
+972-8-938-2721                        E-mail: itzick.s@sapiens.com
E-mail: yuval.h@sapiens.com
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

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